Filed by Equifax Inc.

(Commission File No. 001-06605)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Equifax Files Registration Statement with U.S. Securities

and Exchange Commission Related to Acquisition of Boa Vista Serviços

ATLANTA, MARCH 6, 2023 – Equifax® Inc. (NYSE: EFX) (“Equifax”) has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) in connection with the company’s acquisition of Boa Vista Serviços (BOAS3: SAO), the second largest credit bureau in Brazil. Equifax and Boa Vista Serviços entered into a Merger Agreement on February 9, 2023 (the “Merger Agreement”). Filing the registration statement with the SEC is an important step in being able to issue Equifax Brazilian Depository Receipts (“BDRs”) and Equifax do Brasil S.A. (“Equifax Brasil”) common shares to Boa Vista Serviços shareholders.

“We are energized to continue progress towards the closing of the acquisition of Boa Vista Serviços. The strategic combination of our organizations will allow us to expand in the large and fast growing Brazilian market and bring Equifax cloud technology and products to provide new insights for Brazilian lenders and service providers to help meet the needs of the approximately 34 million unbanked or underbanked consumers in Brazil,” said Mark W. Begor, CEO of Equifax. “The transaction also provides immediate liquidity at a compelling premium to Boa Vista Serviços’ shareholders.”

Once declared effective by the SEC, Equifax will be able to issue BDRs to Boa Vista Serviços shareholders in connection with the closing of the merger. Under the terms of the Merger Agreement, Equifax will offer all Boa Vista Serviços shareholders the option to receive (1) R$8.00 per share in cash, (2) R$7.20 in cash and 0.0008 of an EFX BDR representing an equivalent fraction of one share of Equifax common stock or (3) R$5.33 of Equifax Brasil common shares and R$2.67 in either cash or 0.0027 of Equifax BDRs. This price represents an 89 percent premium to the closing stock price of Boa Vista Serviços on December 15, 2022, the last unaffected trading day prior to the issuance of the notice to the market by Boa Vista Serviços acknowledging receipt of the Equifax acquisition proposal, and a 185 percent premium to Boa Vista Serviços’ enterprise value based on such closing price on December 15, 2022.

The closing is subject to Boa Vista Serviços’ shareholder approval and the satisfaction of other customary closing conditions, and is expected to occur by the end of the second quarter of 2023.

BofA Securities is serving as financial advisor to Equifax, and Hogan Lovells US LLP and Machado Meyer Advogados are acting as legal counsels to Equifax.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to receive shareholder approval and satisfy other closing conditions, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2022 Form 10-K and subsequent filings with the SEC. As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax and Equifax Brasil filed a Registration Statement on Form S-4/F-4 with the SEC in connection with the transaction on March 6, 2023. The Registration Statement has not yet become effective. No securities may be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. The Form S-4/F-4 contains a prospectus and other documents. The Form S-4/F-4 and prospectus contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

ABOUT EQUIFAX INC.

At Equifax (NYSE: EFX), we believe knowledge drives progress. As a global data, analytics, and technology company, we play an essential role in the global economy by helping financial institutions, companies, employers, and government agencies make critical decisions with greater confidence. Our unique blend of differentiated data, analytics, and cloud technology drives insights to power decisions to move people forward. Headquartered in Atlanta and supported by nearly 14,000 employees worldwide, Equifax operates or has investments in 24 countries in North America, Central and South America, Europe, and the Asia Pacific region. For more information, visit Equifax.com

FOR MORE INFORMATION:

Kate Walker for Equifax

mediainquiries@equifax.com